        John H. Lively

                                                                                              The Law Offices of John H. Lively & Associates, Inc.

                                                                                              A member firm of The 1940 Act Law Group

                                                                                              11300 Tomahawk Creek Parkway, Suite 310

        Leawood, KS  66211

        Phone: 913.660.0778   Fax: 913.660.9157

        john.lively@1940actlawgroup.com

March 13, 2014

Ms. Monique Botkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Cottonwood Mutual Funds (the “Trust”)
SEC File Numbers: 333-176541 and 811-22602

Dear Ms. Botkin:

On January 16, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 12 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 14 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of reflecting a newly approved investment advisory agreement with the existing adviser to the Armour Tactical Flex Fund (the “Fund”), a series portfolio of the Trust.

On February 19, 2014, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(a) under the 1933 Act (the “A-Filing”).  The A-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to add certain exhibits to the Registration Statement, including the newly approved  investment advisory agreement. Note that in a separate request letter the Trust will be seeking acceleration of the Amendment.

Prospectus

Summary Section – Fees and Expenses of the Fund

1.

Comment:

Please remove footnote 1 indicated that expenses are estimated and, instead, base expenses on the most recent semi-annual period ended August 31, 2013.

Response:

 The Trust has revised the disclosure as you have requested.

2.

Comment:

The Services Agreement between the Trust and the investment adviser appears to be nothing more than an expense limitation agreement.  Please explain the reason the fee table should not be revised to reflect a line item for fees waived and expenses reimbursed and then another line for “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements.”

Response:

The Fund operates under what effectively is a “unitary fee structure.”  Although not physically contained in one contract (i.e., there is an Investment Advisory Agreement and a Services Agreement), we believe there is no functional difference.  Importantly, under the Services Agreement, the investment adviser receives fees, and in exchange therefor, the investment adviser agrees to provide certain services and to pay certain operating expenses of the Fund.  We acknowledge that the specific operating expenses that the Adviser has agreed to pay for the Fund under this arrangement are, we believe, substantially similar to those operating expenses you would expect to be assumed under an expense limitation agreement.  While this unitary fee structure has an effect that is similar to a traditional expense limitation, there is a distinct difference that justifies different treatment in the statement of operations, and thus in the fee table in accordance with Form N-1A requirements.  Specifically, the obligation to pay certain operating expenses of a mutual fund under an expense limitation agreement is a contingent liability of the adviser – if the contingency is met, the adviser will pay the expenses in excess of the established expense limit.  That is, the adviser is only obligated to pay the expenses of the fund to the extent the fund is operating at an annualized expense ratio that is higher than the contractually established expense limit.  In the arrangements applicable to the unitary type fee structures, the adviser is contractually obligated to pay these expenses of the fund regardless of the actual expense ratio – this is the case for the Fund under its contractual arrangements.

We also note that Instruction 3(a) to Item 3 of Form N-1A indicates that “management fees” include advisory fees and administrative fees payable to the adviser that are not included as “other expenses.”   The Trust reflects the 0.99% advisory fee under the caption “Management Fee” in the fee table.  We believe the fees payable under the Services Agreement could legitimately be shown on the management fee line item.  Notwithstanding, the Trust reflects the 0.76% of services agreement fees that the Adviser receives under “Other Expenses” in the fee table.  This 0.76% of service agreement fees is also the amount shown as an expense in the statement of operations (emphasis added) for the most recent semi-annual report of the Fund.  In accordance with Instruction 3(c)(i) to Item 3 of Form N-1A, “Other Expenses” include all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets – the amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations.  We believe our presentation of “Other Expenses” conforms to the foregoing instructions of Item 3 of Form N-1A.  Additionally, we inquired of the Fund's Independent Registered Public Accounting Firm regarding authoritative literature and guidance on the topic, and after discussing the general nature of these agreements they noted the industry practice of treatment of universal fee arrangements is consistent with the treatment as presented, and they referred us to guidance provided by industry experts, including the SEC staff, in the form of the AICPA Investment Companies Expert Panel (the “AICPA Panel”) and minutes relating topics such as this.  We would note that the AICPA Panel (see specifically the minutes from January 10, 2006 meeting of the AICPA Panel), describes these types of structures as “Zero Expense” arrangements.  The AICPA Panel has acknowledged that the SEC staff may have a desire to populate the individual line items in the statement of operations and then present fee waivers and expense reimbursements separately, and presumably, then reflect fee waivers/expense reimbursements and the net expense ratio in the fee table of a fund’s prospectus.  The AICPA Panel, nonetheless, notes that presentation of the fees in the statement of operations and the fee table of the prospectus as we have done for the Fund is an acceptable means of presenting these arrangements.    Please see the enclosed meeting minutes of the AICPA Investment Companies Expert Panel dated January 10, 2006 under the section entitled “Zero Expense Funds,” which addresses funds operating pursuant to a unitary fee structure.

You noted in our call that the Services Agreement could be terminated and the Fund would be left with the responsibility for paying its operating expenses.  We believe your assessment is accurate.  However, we do not believe this fact is relevant to the analysis of whether the presentation of the Fund’s expenses in the statement of operations as a unitary fee is appropriate. Notwithstanding, we note that the Advisory Agreement and Services Agreement termination provisions are the same.  We also note that while we do not believe it is necessary, the Trust and the Adviser are willing to modify the Services Agreement to indicate that it may not be terminated for so long as the Advisory Agreement is in place.

Summary Section – Principal Investment Strategies of the Fund

3.

Comment:

Please clarify if derivatives are a principal investment strategy of the Fund or if they are used as a temporary defensive strategy only.

Response:

The Adviser has confirmed that derivatives are not a principal investment strategy of the Fund and that they are used only as a temporary defensive strategy.

4.

Comment:

Please clarify how the Defensive/Offensive allocation investment chart works by providing an example of its application directly below the chart.

Response:

The Trust has revised the disclosure as you have requested.

Summary Section – Principal Investment Strategies of the Fund

5.

Comment:

Please expand the risk disclosure of ETNs to include such risks as call risk and market risk, among others.

Response:

The Trust has revised the disclosure as you have suggested.

Shareholder Information

6.

Comment:

In the second paragraph in this section, please explain what the term “in proper form” means.

Response:

The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Description of the Trust and the Fund

7.

Comment:

Please update the disclosure to read that the Trust now has three series not two.

Response:

The Trust has revised the disclosure as you have suggested.

Investment Limitations

8.

Comment:

In regards to fundamental policy #7 (Concentration), it is noted that the Fund invests in underlying funds.  Please confirm that the Adviser understands that in determining the concentration of the Fund to satisfy the requirements, it must also consider the concentration of underlying funds, i.e., if the fund were to invest exclusively in concentrated underlying funds it may not meet the test of fundamental policy #7.

Response:

The Adviser has confirmed its understanding of fundamental policy #7 in that it must consider the concentration policies of underlying fund investments when it determines the Fund’s concentration limits.

The Portfolio Manager

9.

Comment:

Please update the charts in this section through 2013.

Response:

The Trust has revised the disclosure as you have requested.

Trustees and Officers

10.

Comment:

In the Independent Trustee table, please describe the type of business for CAN National Warranty Corp. and Guardian Warranty that are listed next to Mr. Bollinger’s name.

Response:

The Trust has revised the disclosure as you have suggested.

11.

Comment:

In the officer table, please describe the type of business for The Nottingham Company listed next to Mr. Winter’s name.

Response:

The Trust has revised the disclosure as you have requested.

Part C and Exhibits

12.

Comment:

Please confirm to the staff that the Trust intends to file the recently approved investment advisory agreement between the Trust and ArmourWealth Management, LLC on behalf of the Fund as an exhibit.

Response:

The Trust will file the investment advisory agreement that was recently approved as an exhibit to its next filing pursuant to Rule 485.

Other

13.

Comment:

Please confirm there was no audit for the Fund for the fiscal year ended February 28, 2013.

Response:

The Trust confirms that there was no audit for the Fund for the fiscal year ended February 28, 2013 because the Fund did not begin operations until March 29, 2013.

*   *   *

The Trust acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively